Retirement Savings Plan for Employees of First National

Bank and Trust Company of the Treasure Coast

Statement of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)

  X

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2003

OR

TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                to

Commission File Number 33-22846

A.

Full title of plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEACOAST BANKING CORPORATION OF FLORIDA

815 COLORADO AVENUE

STUART, FL  34994

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Retirement Savings Plan for Employees of First National

Bank and Trust Company of the Treasure Coast

Statement of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

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Retirement Savings Plan for Employees of First National

Bank and Trust Company of the Treasure Coast

Statement of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast

Financial Statements

December 31, 2003 and 2002

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Retirement Savings Plan for Employees of First National

Bank and Trust Company of the Treasure Coast

Index to Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

Pages

Report of Independent Registered Certified Public Accounting Firm

1

Table of Contents

  Financial Statements
  Supplemental Schedule *
    General
    Participant Accounts
    Each participant’s account is credited with participant salary deferrals, any matching contributions, profit sharing contributions and retirement contributions by the employer, and an allocation of earnings based upon the participant’s investment elections.   The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
    Participant Contributions
    Employer Contributions
    Vesting
    Plan Termination
    Withdrawals
  Forfeitures
  Basis of Accounting
  Use of Estimates
  Investments
  Contributions
  Payment of Benefits
  Administrative Expenses

Financial Statements

Statements of Net Assets Available for Benefits – December 31, 2003 and 2002

2

Statement of Changes in Net Assets Available for Benefits – For the

  Year Ended December 31, 2003

3

Notes to Financial Statements

4-8

Supplemental Schedule *

Schedule of Assets (Held at End of Year) – December 31, 2003

9

*

 Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of the Retirement Savings Plan for

 Employees of First National Bank and Trust Company of the Treasure Coast

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

West Palm Beach, Florida

June 25, 2004

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Retirement Savings Plan for Employees of First National

Bank and Trust Company of the Treasure Coast

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002

Assets
Investments, at fair value:
Mutual funds	$17,024,507	$12,997,277
Common stock:
Seacoast Banking Corporation of Florida	2,928,441	2,693,611
Total investments	19,952,948	15,690,888

Receivables:
Employer contributions	540,389	721,714
Participant contributions	136,133	218,004
Due from brokers	4,836	4,836
Dividends and interest	33,304	29,166
Total receivables	714,662	973,720

Net assets available for benefits	$20,667,610	$16,664,608

The accompanying notes are an integral part of these financial statements.

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Retirement Savings Plan for Employees of First National

Bank and Trust Company of the Treasure Coast

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2003

Additions to net assets attributed to
Employer contributions	$980,877
Participant contributions	932,974
Rollover contributions	59,063
Dividends and interest	308,489
Net realized and unrealized appreciation of investments	2,888,082
Total additions	5,169,485

Deductions from net assets attributed to
Benefits paid to participants	1,154,692
Administrative expenses	11,791
Total deductions	1,166,483
Increase in net assets available for benefits	4,003,002

Net assets available for benefits
Beginning of the year	16,664,608
End of the year	$20,667,610

The accompanying notes are an integral part of these financial statements.

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Retirement Savings Plan for Employees of First National

Bank and Trust Company of the Treasure Coast

Notes to the Financial Statement

December 31, 2003

1.  Description of the Plan

The following description of the Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast (the “Plan”) provides only general information. Eligible employees who participate should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act (“ERISA”) and was formed effective January 1, 1983. The Plan has subsequently been amended and restated in order to continue the qualification of the Plan under Internal Revenue Service regulations, permit employees to make salary deferrals, provide employer-matching contributions and eliminate the loan provisions under the Plan.  The Plan is made available to all eligible employees of First National Bank and Trust Company of the Treasure Coast, its subsidiaries and affiliates (the “Bank”) who have at least one year of service.

The Plan has contracted with Marshall & Ilsley Trust Company (M&I) to act as trustee and record keeper under the Plan and is a party-in-interest to the Plan.  Under the contract with M&I, plan participants are offered a choice of various investment options and allowed to change their investment options daily.

The Plan offers fourteen investment alternatives through M&I as follows:

M&I Stable Principal Fund

Strong Growth Fund

Marshall Intermediate Bond Fund

M&I Diversified Stock Fund

M&I Diversified Income Fund

M&I Growth Balanced Fund

Franklin Small Cap Growth Fund

Fidelity Advisers Equity Income Fund

Vanguard 500 Index Fund

Marshall Mid Cap Value Fund

Legg Mason Value Trust Primary Class Fund

Managers Special Equity Fund

Templeton Foreign Fund

Westport Small Capital Fund

The Plan also allows individual participants to invest in common shares of Seacoast Banking Corporation of Florida (the “Company”), the parent company of the Bank.

Participant Accounts

Each participant’s account is credited with participant salary deferrals, any matching contributions, profit sharing contributions and retirement contributions by the employer, and an allocation of earnings based upon the participant’s investment elections.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Contributions

Each participant may voluntarily contribute to the Plan up to a maximum of 75% of annual compensation.  For the plan year ended December 31, 2003, participant contributions were subject to an overall annual limitation of $12,000.   If a participant is eligible for the Plan and age 50 or over, the participant is eligible to contribute $1,000 of catch up contribution each year up to a maximum of $5,000 through 2006.

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Retirement Savings Plan for Employees of First National

Bank and Trust Company of the Treasure Coast

Notes to the Financial Statement

December 31, 2003

Employer Contributions

For each Plan year, the Bank’s Board of Directors, at their discretion, will contribute to the Plan a profit sharing contribution.   Participants may elect to receive the contribution in cash, or defer and invest in the Plan one half of any discretionary profit sharing contribution to the Plan.   For the years ended December 31, 2003 and 2002, the Bank’s profit sharing contribution was 2% of eligible participant compensation.

The Plan provides for a discretionary retirement contribution by the Bank, on behalf of each participant who completed at least 1,000 hours of service during the Plan year and who is employed on the last day of the Plan year or who had a termination of employment during the Plan year due to death, disability or retirement.  For the years ended December 31, 2003 and 2002, the Bank’s discretionary retirement contribution was 2% of eligible participant compensation.

The Bank matches on a dollar-for-dollar basis participant salary deferrals representing up to 4% of eligible participant compensation.  Also, the Bank matches on a dollar-for-dollar basis the elective portion of any discretionary profit sharing contribution that the participant invests in the Plan.

Vesting

Participants are immediately vested in their voluntary contributions and the employer matching contribution plus earnings thereon.  Profit sharing contributions and discretionary retirement contributions vest 25% per year of service.  However, if an active participant dies or becomes disabled prior to attaining the normal retirement age, the participant’s account becomes 100% vested.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in all of their account balances.

Withdrawals

Withdrawals from the Plan may be made when the member reaches age 59 1/2, terminates employment, dies, becomes disabled or experiences financial hardship   Generally, vested Plan benefits not exceeding $5,000 are distributed to participants in a single lump sum payment after employment with the Bank is terminated.  If a terminated participant’s benefits exceed $5,000, the individual may elect to receive a lump sum or installments.  If the terminated participant maintained a portion of their funds in the Company common stock, a portion of the distribution may be made in shares of common stock.

Forfeitures

Forfeitures are created when participants terminate participation in the Plan before becoming fully vested in the employer’s contribution under the Plan.  Forfeited amounts are used to reduce future employer contributions. Employer contributions in 2003 were reduced by $1,665 of forfeited funds in non-vested accounts.

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Retirement Savings Plan for Employees of First National

Bank and Trust Company of the Treasure Coast

Notes to the Financial Statement

December 31, 2003

2.  Summary of Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in preparation of the financial statements.

Basis of Accounting

The Plan’s financial statements are prepared, other than the payment of benefits, on the accrual basis of accounting and reflect management’s estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Significant estimates are the valuation of investments held by the Plan.  Actual results could differ from those estimates.

Investments

Plan investments are stated at fair value except for the fully benefit-responsive investment contract, which is valued at its contract value.

The Plan’s net appreciation in investment value includes the unrealized appreciation (depreciation) in the fair value of investments and realized gains and losses in investments during the year.

Contributions

Participant contributions and employer matching contributions are recorded in the period during which the Bank makes payroll deductions from the participants’ earnings.

Payment of Benefits

Benefits become payable to participants upon their election or separation from the Bank, and are recorded when paid.  Outstanding benefits payable to participants that were approved but not paid as of December 31, 2003 and 2002 amounted to $4,836.

Administrative Expenses

In addition to administrative expenses paid by the Plan, certain additional administrative expenses are paid by the Bank.  Administrative expenses paid by the Bank on behalf of the Plan were approximately $27,500 for the year ended December 31, 2003.

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Retirement Savings Plan for Employees of First National

Bank and Trust Company of the Treasure Coast

Notes to the Financial Statement

December 31, 2003

3.  Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows as of December 31:

	2003	2002

Common Stock, Seacoast Banking Corporation
of Florida *	$2,928,441	$2,693,611
Legg Mason Value Trust Primary Class Fund	2,132,279	1,274,196
Vanguard 500 Index Fund	5,924,670	4,178,923
M&I Growth Balanced Fund *	3,732,260	3,521,554
Marshall Intermediate Bond Fund *	1,378,046	1,443,507
M&I Stable Principal Fund *	1,878,325	1,748,956
	$17,974,021	$14,860,747
*Represents a party-in-interest to the Plan.

The Plan’s net realized and unrealized appreciation of investment by type is as follows as of December 31, 2003:

2003

Common Stock, Seacoast Banking Corporation of Florida	$33,671
All other investments	2,854,411
$2,888,082

The Plan participates in the M&I Stable Principal fund which is a fully benefit responsive investment.  The investment is included in the financial statements at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.   The fair value of the investment contract at December 31, 2003 was $1,878,325, which equals the contract value.  The average yield and crediting interest rates were 4.33% for 2003.  The crediting interest rate is reviewed on a daily basis for resetting and there is no minimum crediting interest rate under the terms of the contract.  There was no valuation reserve on this investment at December 31, 2003.

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Retirement Savings Plan for Employees of First National

Bank and Trust Company of the Treasure Coast

Notes to the Financial Statement

December 31, 2003

4.  Income Tax Status

The Internal Revenue Service has determined and informed the Bank by letter dated June 29, 1995 that the Plan is designated in accordance with the applicable sections of the Internal Revenue Code (IRC) and therefore is exempt from Federal income taxes.  During 2003 and 2002, the Bank amended certain provisions of the Plan and requested determination letter from the Internal Revenue Service related to these amendments.  The Internal Revenue Service issued a favorable determination letter on several of these amendments to the Plan on March 8, 2002.  The Plan will file a request for determination for the remaining Plan amendments.  The Plan administrator and the Plan tax counsel believe the Plan is designed and currently operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.  Related-Party Transactions

At December 31, 2003 and 2002, the Plan held 168,689 and 142,973 shares, respectively, of the Company’s common stock with a market value of $2,928,441 and $2,693,611, respectively.  The Plan received $76,463 and $58,644 during 2003 and 2002, respectively, in dividends from the Company.

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Retirement Savings Plan for Employees of First National

Bank and Trust Company of the Treasure Coast

Schedule of Assets Held

December 31, 2003

* * * * *

Retirement Savings Plan for Employees of First National

Bank and Trust Company of the Treasure Coast

Schedule of Assets Held

December 31, 2003

			Estimated
	Identity of	Description of	Fair
	Party	Investment	Value

(*)	Marshall & Ilsley	Fidelity Advisers Equity Income Fund	$170,806
(*)	Marshall & Ilsley	Franklin Small Cap Growth Fund	518,686
(*)	Marshall & Ilsley	Legg Mason Value Trust Primary Class Fund	2,132,279
(*)	Marshall & Ilsley	M&I Diversified Income Fund	93,746
(*)	Marshall & Ilsley	M&I Diversified Stock Fund	74,966
(*)	Marshall & Ilsley	M&I Growth Balanced Fund	3,732,260
(*)	Marshall & Ilsley	M&I Stable Principal Fund	1,878,325
(*)	Marshall & Ilsley	Managers Special Equity Fund	42,631
(*)	Marshall & Ilsley	Marshall Intermediate Bond Fund	1,378,046
(*)	Marshall & Ilsley	Marshall Mid-Cap Value Fund	308,049
(*)	Marshall & Ilsley	Marshall Money Market Fund	101,962
(*)	Marshall & Ilsley	Strong Growth Fund	257,456
(*)	Marshall & Ilsley	Templeton Foreign Fund	263,476
(*)	Marshall & Ilsley	Vanguard 500 Index Fund	5,924,670
(*)	Marshall & Ilsley	Westport Small Capital Fund	147,149
(*)	Seacoast Banking
	Corporation of Florida	Common stock	2,928,441

		Total assets held for investment purposes	$19,952,948

	(*) Represents a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast

Date:   6/29/04

    By: /s/ William R. Hahl

  William R. Hahl

  Retirement Savings Plan Committee